Exhibit 99.1

ADS-TEC Energy Reports Financial Results for HY1 2025

NÜRTINGEN, Germany – 19, September 2025 - ADS-TEC Energy PLC (NASDAQ: ADSE) (the “Company”), a global leader in battery-based energy storage and fast-charging systems, today announced its unaudited interim condensed consolidated financial statements for the first half of the year 2025, covering the period ended June 30, 2025.

Financial Highlights

●	The first half of the year was slower as the legacy electric vehicle charging business experienced some delays. Importantly, no significant business opportunities have been lost. Market demand, particularly in the commercial & industrial (C&I) division, continues to demonstrate sustained strength and the Company is actively expanding its business model.

●	Revenue of €14.6 million for the period.

●	Strong growth in service revenues to €4.6 million in HY1 2025. Total recurring service revenues have almost tripled compared to €1.6 million in HY1 2024, through an increase in the installed base.

●	The Company maintains a solid cash position of €37.9 million.

Business Development

●	Exceptional growth in the C&I division, with product demand now in the low hundred million euros in potential gross bookings – up from virtual non-existent levels last year. This is fueled by powerful secular growth drivers such as rising energy demand (AI, electrification) and increasing grid constraints.

●	Battery-based intelligent flexibility lies at the core of ADS-TEC Energy’s business model, ideally positioning the Company to capture the significant boom ahead in BESS.

●	Significant progress has been made in building a recurring revenue model. Multi-revenue services – including energy management features (e.g. trading) and advertising – scale naturally with the expanding network and installed base in Own & Operate.

●	Over 100 Own & Operate locations are already secured in the initial phase, with battery-buffered chargers now on track to being installed at blue-chip retailers. Attractive Own & Operate opportunities are also emerging within C&I.

●	About eight months ago, ADS-TEC Energy began developing one of the largest BESS projects worldwide. The Company has already received unanimous approval for this project from the city council responsible, as well as positive feedback regarding the connection to the extra-high voltage power grid. This large-scale BESS project will be implemented in southern Germany over several years until completion and will boast impressive figures of around 900 MW power and around 1.8 GWh capacity. The Company expects to complete both the project development of and financing for the project in 2026.

The acting mayor of the local community and Thomas Speidel, CEO of ADS-TEC Energy, are delighted that one of Europe’s largest storage projects has received unanimous approval from the municipal council and that the regulatory approval process has already begun. With a flexibility of 900 MW and 1.8 GWh, significant contributions can be made to our energy system and society as a whole. Local solar fields will also optimize the plants’ own consumption. Once completed, the project is planned to run for several decades.

●	Combining large-scale BESS with full or partial ownership, intelligent operation, and long-term services has the potential to generate highly attractive returns, substantially strengthening the group’s cash flow profile going forward.

Building on Success

1.	Expect deferred demand of charging business to surge in the coming quarters, fueled by continued EV adoption and severe deficit of charging infrastructure. We also foresee fleet and corporate car demand to drive EV market growth in 2025 and beyond.

2.	Service revenues are anticipated to grow further strong.

3.	Expect established robust C&I sales pipeline to begin translating into meaningful sales.

4.	Own & Operate business will start contributing to the Company’s revenues.

In line with its strategic priorities to implement a robust long-term capital structure, the Company is assessing options to refinance its existing convertible notes (which may include bonds, bilateral loans or other debt facilities).

About ADS-TEC Energy

Based on more than ten years of experience with lithium-ion technologies, ADS-TEC Energy develops and produces battery storage solutions and fast charging systems including their energy management systems. Its battery-based fast-charging technology enables electric vehicles to charge ultra-fast even with weak power grids and is characterized by a very compact design. The Company, based in Nürtingen, Baden-Württemberg, was nominated for the German Future Prize by the Federal President and was included in the “Circle of Excellence” in 2022. The high quality and functionality of the battery systems is due to a particularly high level of in-depth development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for car manufacturers, energy supply companies and charging station operators.

More information at: www.ads-tec-energy.com

Forward-looking Statements

 This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding the delivery and installation of the PowerBoosters, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the impact of the COVID-19 pandemic, geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2025, which is available on our website at https://www.ads-tec-energy.com and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Contacts

For ADS-TEC Energy Europe:

Dennis Müller

SVP Product Marketing & Communication

press@ads-tec-energy.com

For ADS-TEC Energy United States:

Barbara Hagin

Breakaway Communications

bhagin@breakawaycom.com

+1 408-832-7626

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